FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on May 16, 2006 announcing  that Euroseas Ltd. Reports Results for the First Quarter of 2006

                                                                       Exhibit 1

                                                                       ---------

Euroseas Ltd. Reports Results for the First Quarter of 2006

Maroussi, Athens, Greece – May 16, 2006 – Euroseas Ltd., (OTCBB: ESEAF.OB) an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today its results for the First Quarter 2006.

First Quarter 2006 Results:

For the first quarter 2006, the company reported total net revenues of $9,809,021 and net income of $3,418,882. EBITDA for the first quarter 2006 was $5,434,305. Please see below for EBITDA reconciliation to net income. In the first quarter 2005, net revenues were $12,021,135, net income was $8,487,438 and EBITDA was $9,400,237.  On average, eight vessels were operated during the first quarter of 2006 compared to seven vessels earning in the first quarter 2005.

Earnings per share for the first quarter of 2006 were $0.093, calculated on 36,829,122 weighted average number of shares outstanding during this quarter, compared to earnings per share of $0.285 for the first quarter of 2005 calculated on 29,754,166 weighted average number of shares outstanding during that quarter

Recent Developments:

The company’s common stock currently trades on the Over The Counter Bulletin Board (OTCBB), under the symbol ESEAF.OB. The company completed a private placement to a number of institutional and accredited investors on August 25, 2005 and raised approximately $21 million in gross proceeds.  The company completed its merger with Cove Apparel Inc. on March 27, 2006 (the “Merger”).  Pursuant to the Merger, Cove Apparel’s securities were converted into securities of Euroseas, were de-listed and no longer trade. Euroseas has also applied to have its common stock listed on the NASDAQ National Market, and expects to commence trading there as soon as it qualifies for such listing.

On May 12, 2006, the company announced the declaration of its third consecutive dividend, a dividend of $0.06 per common share payable on June 16, 2006 to all shareholders of record as of June 02, 2006.  This follows the company’s dividend declarations of $0.06 per common share on February 7, 2006 and of $0.07 per share on November 2, 2005.

Within the first quarter of 2006 Euroseas continued its fleet development strategy by entering into agreements to sell two of its older Handysize bulk carriers and acquiring its first Handysize multipurpose vessel.

Specifically, on March 20, 2006, Euroseas entered into an agreement to sell M/V “John P” a Handysize bulk carrier of 26,354 dwt built in 1981 for $4.95 million, which is to be delivered to the buyers in late June/early July 2006. Additionally, on April 11, 2006, Euroseas signed a memorandum of agreement to sell M/V “Pantelis P”, a Handysize bulk carrier of 26,354 dwt built in 1981, which is to be delivered to the buyers between May 15 and June 30, 2006 at Euroseas’ option. Furthermore, on April 27, 2006, Euroseas acquired and took delivery of the M/V “Tasman Trader,” a Handysize multipurpose dry cargo vessel of 22,568 dwt and 950 twenty-foot equivalent units built in 1990 capable of transporting bulk commodities and/or containers. The M/V “Tasman Trader” was acquired with a period charter attached until December 2008 at a rate of $8,850 per day. Thereafter, Euroseas has arranged an extension with the same charterer for a further 24 months, ending December 2010, at $9,500 per day. After that 24 month period, Euroseas has arranged for a further extension for 15 months, ending March 2012, at $9,000 per day. Earlier, in November 2005, Euroseas had acquired the containership M/V “Artemis”, built in 1987 with a 2,098 teu and 29,693 dwt capacity, which is employed under a time charter terminating in December 2008 at the rate of $19,000 per day.

Once all vessel deliveries are completed, Euroseas will ultimately have a fleet of seven vessels, including one Panamax drybulk carrier, two Handysize drybulk carriers, three Handysize containerships and a Handysize multipurpose dry cargo vessel. Euroseas three drybulk carrier vessels have a total cargo capacity of 138,196 deadweight tons (dwt), its three containerships have a cargo capacity of 66,100 dwt and 4,636 teu and its one multipurpose vessel has a cargo capacity of 22,568 dwt and 950 teu.

Aristidis Pittas, Chairman and CEO of Euroseas commented: “In the first quarter of 2006 we continued our fleet development consistent with our strategy to focus on age and size segments which we believe can maximize our return on equity.  The addition of our first multipurpose vessel to our fleet, the M/V “Tasman Trader” enables us to increase the flexibility and versatility of our fleet and allows us to enter into this niche market that is a hybrid between pure bulk and container vessels and where other opportunities may arise in the future. Furthermore, consistent with our fleet deployment strategy of seeking profitable long-term employment, the M/V “Tasman Trader” came with a time charter that expires in 2012, thereby enabling us to generate stable and predictable cash flows securing our earnings and shareholder return.

Also, we believe that the proceeds from the sale of the M/V “Pantelis P”, the sale of M/V “John P” and the cash available from the private placement we completed in August 2005, coupled with the use of standard leverage, place us in a strong position to continue taking advantage of market opportunities, as these may occur in 2006.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2006 reflect lower revenues compared to the first quarter 2005 consistent with market developments. In addition, certain of our time charters (like the one of M/V “Kuo Hsiung”) had declining charter rates.  Higher expenses during the first quarter of 2006 reflect increased vessel operating costs, due partly to initial expenses for the newly acquired M/V “Artemis”; also, we now have general and administrative expenses - that we did not have in the first quarter of 2005 - which reflect our status and requirements as a public company, higher depreciation and amortization, as well as increased interest and finance costs.

As of today, 90% of our ship capacity days in 2006 have been fixed (accounting for the fixed spot employment in the first and second quarters of the year); in 2007, 58% of our capacity is under time charter contracts or protected from market fluctuations. We believe that our contract coverage gives us a solid revenue base for 2006 and 2007.

Finally, consistent with our goal to pay regular dividends to our shareholders we declared a $0.06 dividend similar to the dividend for the fourth quarter of 2005. Since our private placement in August 2005, we have declared total dividends of $ 0.19 per share.”

Fleet Profile:

As of today, the profile and deployment of Euroseas fleet is the following:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk
IRINI	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	$17,000 to $20,000
NIKOLAOS P.	Handysize	34,750		1984	Spot
ARIEL	Handysize	33,712		1977	TC ‘til Aug-06	$8,500
JOHN P. (*)	Handysize	26,354		1981	Spot
PANTELIS P. (**)	Handysize	26,354		1981	Spot
Total Dry Bulk Vessels	5	190,904
Container Carriers
ARTEMIS	Handysize	29,693	2,098	1987	TC ‘til Dec-08	$19,000
YM QINGDAO I	Handysize	18,253	1,269	1990	TC ‘til Mar-07	$11,900
KUO HSIUNG	Handysize	18,154	1,269	1993	TC ‘til Nov-07	$16,000 ’til Nov-06, $12,000 ‘til Nov-07
Total Container	3	66,100	4,636
Multipurpose Vessels
TASMAN TRADER	Multipurpose	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,950 ‘til Dec-10, $9,000 ‘til Mar-12
Multipurpose Vessels	1	22,568	950
Fleet Grand Total	9	279,572	5,586

(*) Euroseas has signed a Memorandum of Agreement to sell the bulk carrier M/V “John P” to be delivered to the buyers in late June/early July 2006

(**) Euroseas has signed a Memorandum of Agreement to sell the bulk carrier M/V “Pantelis P.” to be delivered to the buyers between May 15 and June 30, 2006 at Euroseas option.

Euroseas employs its vessels in the spot and time charter market and through pool arrangement. Presently, our three containership and our multipurpose vessels are employed under time charters, as well as one of handysize bulkers; the other three handysize bulkers are under voyage charters while our panamax vessel, “IRINI”, is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in three “short” funds (contracts to carry cargo at agreed rates), minimizing its exposure to the spot market (covered at 102% in 2006, 77% for 2007 and 42% for 2008, approximately).

As of today, 90% of our ship capacity days in 2006 accounting for fixed spot employment in the first and second quarter of the year, and 58% in 2007 are under time charter contracts or protected from market fluctuations.

Summary Fleet Data:

	3 months, ending March 31, 2005	3 months, ending March 31, 2006
FLEET DATA
Average number of vessels (1)	7.00	8.00
Calendar days for fleet (2)	630	720
Available days for fleet (3)	630	709
Voyage days for fleet (4)	629	709
Fleet utilization (5)	99.8%	100.0%

AVERAGE DAILY RESULTS
Time charter equivalent (6)	20,070	13,072
Vessel operating expenses (7)	4,046	4,330
General and administrative expenses (8)	0	326
Total vessel operating expenses (9)	4,046	4,656

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment or other offhire. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(5) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

Tomorrow, Wednesday, May 17, 2006 at 10:00 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or + 44(0) 1452 542 301 (all other callers). Please quote "Euroseas"

In case of any problem with the above numbers, please dial 1 866 869 2352 (from the US), 0800 694 1449 (from the UK) or + 44 (0) 1452 560 304 (from outside the US). Quote "Euroseas".

A telephonic replay of the conference call will be available until April 5, 2006 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (all other callers). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slides presentation on the First Quarter 2006 Results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Statement of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended March 31	Three Months Ended March 31
	2005	2006
	(unaudited)	(unaudited)
Revenues
Voyage revenue	12,730,633	9,809,021
Commissions	(709,498)	(479,583)
Net revenues	12,021,135	9,329,438

Operating expenses
Voyage expenses	106,290	541,189
Vessel operating expenses	2,056,850	2,606,100
Management fees	492,310	511,584
General & Administrative Expenses	0	234,425
Amortization and depreciation	917,437	1,556,491
Total operating expenses	3,572,887	5,449,787

Gain from vessel sale	0	0
Operating income	8,448,248	3,879,651
Other income/(expenses)
Interest and finance cost	(57,562)	(678,366)
Trading derivative gain	34,489	0
Foreign exchange (loss)/gain	63	(1,835)
Interest income	62,200	219,432
Other expenses, net	39,190	(460,769)
Net income for the period	8,487,438	3,418,882
Net income per share	0.285	0.093
Weighted average number of shares	29,754,166	36,829,122

Euroseas Ltd.

Consolidated Balance Sheet

(All amounts expressed in U.S. Dollars)

	Year Ended December 31, 2005	Quarter Ended March 31, 2006
ASSETS	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	20,447,301	21,283,078
Trade receivables, net	46,118	146,736
Prepaid expenses	85,625	173,000
Other receivables	306,303	97,164
Due from related company	3,012,720	238,260
Inventories	371,691	613,657
Other assets	1,080,949	1,619,446
Total current assets	25,350,707	24,171,341

Long-term assets:
Fixed assets	52,334,897	51,065,207
Deferred charges, net	1,855,829	1,669,034
Total Long-term Assets	54,190,726	52,734,241
Total assets	79,541,433	76,905,582

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Long term debt, current portion	14,430,000	13,005,000
Accounts payable	837,182	852,459
Accrued liabilities	1,777,637	1,795,656
Unearned revenue	1,370,058	1,213,645
Due to related party	0	0
Total current liabilities	18,414,877	16,866,760

Long term debt, net of current portion	34,130,000	31,885,000
Total Liabilities	52,544,877	48,751,760

Shareholders' equity:
Share capital and capital surplus	367,812	378,603
Additional paid-in capital	17,883,781	17,882,990
Retained earnings	8,744,963	9,892,229
Total shareholders' equity	26,996,556	28,153,822
Total liabilities and shareholders' equity	79,541,433	76,905,576

Euroseas Ltd.

Reconciliation of Net Income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006

Net income	8,487,438	3,418,882
Interest and finance costs, net (incl. Interest Income)	(4,638)	458,934
Depreciation and amortization	917,437	1,556,489
Adjusted EBITDA	9,400,237	5,434,305

EBITDA Reconciliation:

Euroseas Ltd. considers EBITDA to represent net earnings before interest, taxes, depreciation, amortization and gains (or losses) from sale of vessels. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

Merger with Cove Apparel, Inc.

On March 27 2006, Euroseas completed the merger between Cove Apparel, Inc. (OTCBB: CVAP.OB) and Euroseas’ wholly owned subsidiary, Euroseas Acquisition Company Inc. As per the terms of the merger, Cove merged into Euroseas Acquisition Company Inc., a Delaware company, which, in turn, changed its name to Cove Apparel Inc. Under the merger agreement, Cove stockholders will receive 0.102969 shares of Euroseas common stock. They will also receive a dividend of $0.01339 for each share of Cove common stock owned based upon dividends previously declared by Euroseas. As a result of the merger, Cove's stock has been de-listed and no longer trades on the OTC Bulletin Board.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 135 years. Currently, Euroseas Ltd. owns and operates 9 vessels, including 1 Panamax drybulk carrier, 4 Handysize bulk carriers, 3 Handysize containerships and 1 Handysize multipurpose dry cargo vessel. Euroseas has entered into agreements to sell two of its Handysize bulk carriers. Once all vessel deliveries are completed, Euroseas will ultimately have a fleet of 7 vessels, including 1 Panamax drybulk carrier, 2 Handysize drybulk carriers, 3 Handysize containerships and a Handysize multipurpose dry cargo vessel. Euroseas 3 drybulk carrier vessels have a total cargo capacity of 138,196 deadweight tons (dwt), its 3 containerships have a cargo capacity of 66,100 dwt and 4,636 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt and 950 teu. Euroseas will continue to operate in the dry cargo, drybulk and container shipping markets, with operations managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  May 16 2006

    By: /s/ Aristides J. Pittas

 -----------------------

 Aristides J. Pittas

 President